# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mistras Group, Inc., CIK 0001436126
CUSIP: 60649T107
Title of class of securities: Common stock, $0.01 par value
Address of issuer's principal executive offices: 195 Clarksville Road, Princeton Junction, New Jersey (NJ), 08550
Date of event which requires filing of this statement: 03/06/2025
Amends the filing with accession number 0000950170-25-032483
Filed by CIK 0001767199
Persons authorized to receive notices and communications: Mill Road Capital III, L.P., Attn: Thomas E. Lynch, 328 Pemberwick Road, Greenwich, Connecticut (CT), 06831, 203-987-3500; Peter M. Rosenblum, Esq., Foley Hoag LLP, 155 Seaport Blvd., Boston, Massachusetts (MA), 02210, 617-832-1000

## Reporting persons
- Mill Road Capital III, L.P. (CIK 0001767199): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 1,763,304; shared voting power 0; sole dispositive power 1,763,304; shared dispositive power 0; aggregate amount beneficially owned 1,763,304 (5.7% of the class)
- Mill Road Capital III GP LLC (CIK 0001767178): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 1,763,304; shared voting power 0; sole dispositive power 1,763,304; shared dispositive power 0; aggregate amount beneficially owned 1,763,304 (5.7% of the class)
- Thomas E. Lynch (CIK 0001244666): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,763,304; sole dispositive power 0; shared dispositive power 1,763,304; aggregate amount beneficially owned 1,763,304 (5.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, $0.01 par value
Name of issuer: Mistras Group, Inc.
Address of issuer's principal executive offices: 195 Clarksville Road, Princeton Junction, New Jersey (NJ), 08550
Comment: This Amendment No. 1 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 (the "Common Stock"), of Mistras Group, Inc., a Delaware corporation (the "Issuer"), filed by Thomas E. Lynch, Mill Road Capital III GP LLC, a Cayman Islands limited liability company, and Mill Road Capital III, L.P., a Cayman Islands exempted limited partnership (collectively, the "Reporting Persons") on July 9, 2024 (such joint statement, as amended herein, the "Schedule 13D"), amends the Schedule 13D as follows:

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D shall hereby be amended and restated in its entirety as follows:

The Reporting Persons have acquired beneficial ownership of an aggregate of 1,763,304 shares of Common Stock for $10,116,361 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions. The purchase price of shares acquired pursuant to the assignment of Put Options (as defined in Item 6) is not reduced by the premium received by the Reporting Persons upon sale of the Put Options.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraphs (a) and (b) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person's cover page to this Schedule 13D, are based on a total of 31,010,375 shares of Common Stock issued and outstanding as of October 30, 2024, as reported in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2024. All of the share numbers reported herein are as of March 10, 2025, unless otherwise indicated. Each Reporting Person's cover page to this Schedule 13D for is incorporated by reference into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 1,763,304 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the Fund, and Mr. Lynch has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares in his capacity as Chairman and Management Committee Director of the GP. Accordingly, each of the Reporting Persons beneficially owns 1,763,304 shares of Common Stock, or approximately 5.7% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 1,763,304 shares of Common Stock, or approximately 5.7% of the outstanding shares of Common Stock.
Transactions in the class effected during the past sixty days:
Paragraph (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

Except as otherwise described in this Schedule 13D, no Reporting Person, other than the Fund as set forth in the table below, effected any transaction in the Common Stock from January 9, 2025 (the date 60 days prior to the filing of this Schedule 13D) to March 10, 2025 (the "Reporting Period"):

Date of Shares Purchase/Sale
Purchase/Sale Purchased/(Sold) Price per Share
(#) ($)

01/17/2025* 23,700 $ 10.0000
02/21/2025* 8,500 $ 10.0000
03/06/2025 (329) $ 10.5000

*Effected pursuant to the assignment of Put Options (as defined in Item 6).

Except as otherwise described in this Schedule 13D, the above-listed transactions were conducted in the ordinary course of business on the open market for cash, and the purchase and sale prices do not reflect brokerage commissions paid.

In addition, during the Reporting Period, the Fund sold the Put Options and Call Options (as defined in Item 6) described in Item 6, which is incorporated by reference into this Item 5(c).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The first paragraph and following table of Item 6 of the Schedule 13D shall hereby be amended and restated in full as follows:

The table below lists the standard American-style, exchange-traded call options ("Call Options") sold by the Fund during the Reporting Period. Each of the below listed transactions was conducted in the ordinary course of business on the open market for cash, and the sale prices do not reflect brokerage commissions paid.

Value per
Underlying
Share at Shares
which Call Underlying Call Options' Call Options'
Options were Call Options Strike Price Expiration
Date of Sale Sold ($) (100s) per Share ($) Date
03/06/2025 $ 0.9521 1600 $ 10.00 05/16/2025
03/06/2025 $ 1.4642 1246 $ 10.00 08/15/2025
03/06/2025 $ 0.5171 3522 $ 12.50 08/15/2025
03/07/2025 $ 1.1191 424 $ 10.00 05/16/2025
03/07/2025 $ 0.3000 1 $ 12.50 05/16/2025
03/07/2025 $ 0.5819 565 $ 12.50 08/15/2025
03/10/2025 $ 0.6496 227 $ 12.50 08/15/2025

Each of these Call Options gives the option's counterparty the right (but not the obligation) to purchase from the Fund, on or before the option's expiration date, the number of shares of Common Stock underlying the option, at a purchase price per share equal to the option's strike price per share. If a Call Option is exercised on or before its expiration date, the Fund must deliver the shares of Common Stock underlying the option in exchange for the option's aggregate exercise price.

The table below lists the standard American-style, exchange-traded put options ("Put Options") sold by the Fund during the Reporting Period. Each of the below listed transactions was conducted in the ordinary course of business on the open market for cash, and the sale prices do not reflect brokerage commissions paid.

Value per
Underlying
Share at Shares
which Put Underlying Put Options' Put Options'
Options were Put Options Strike Price Expiration
Date of Sale Sold ($) (100s) per Share ($) Date
02/21/2025 $ 0.3329 174 $ 7.50 08/15/2025
02/21/2025 $ 1.1703 32 $ 10.00 08/15/2025
02/24/2025 $ 0.3000 300 $ 7.50 08/15/2025
02/25/2025 $ 0.3090 350 $ 7.50 08/15/2025
02/26/2025 $ 0.3161 305 $ 7.50 08/15/2025
02/27/2025 $ 0.3480 249 $ 7.50 08/15/2025
03/03/2025 $ 0.3469 332 $ 7.50 08/15/2025
03/05/2025 $ 0.4726 105 $ 7.50 08/15/2025

## Signatures
- Mill Road Capital III, L.P.: /s/ Eric Yanagi, Eric Yanagi, Management Committee Director of Mill Road Capital III GP LLC, its General Partner (03/10/2025)
- Mill Road Capital III GP LLC: /s/ Eric Yanagi, Eric Yanagi, Management Committee Director (03/10/2025)
- Thomas E. Lynch: /s/ Eric Yanagi, Eric Yanagi, attorney-in-fact (03/10/2025)